
06018990

JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

RECEIVED
2006 DEC -6 P 1:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Madrid, November 2006

SUPPL

Re: TelePizza, S.A.(FILE NUMBER 82-5001)/
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

EXHIBIT 1.- Tele Pizza S.A. communicates information about the relevant facts presented by the Bidding Companies on 28th February 2006. Dated on 03/08/2006.

EXHIBIT 2.- Tele Pizza S.A. has requested the corresponding organisms the admission to trading on the Stock Exchanges of Madrid, Barcelona, Valencia and Bilbao and the inclusion on the Electronic Stock Market (Continuous Market) of the 41,438,522 ordinary shares, we would like to communicate that the date foreseen for the admission to trading for these shares is the 7th of February 2006. Dated on 02/03/2006.

dw 12/6

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

Secretary to the Board of Directors

FACSIMILE

TO:
ATTN. OF:
FAX No.:
No. OF PAGES:
TRANSMISSION DATE:
SENT BY:
(If it has not been correctly received, please ring 91-310 23 01-02)

REF: COMMUNICATION OF RELEVANT FACT

In accordance with that set forth in article 82 of the Law 24/1988, of the 28th of July, on the Stock Market, this document communicates the following relevant fact for its incorporation on the public registers of this Stock Market Commission:

Having requested before the corresponding organisms the admission to trading on the Stock Exchanges of Madrid, Barcelona, Valencia and Bilbao and the inclusion on the Electronic Stock Market (Continuous Market) of the 41,438,522 ordinary shares issued by Tele Pizza, S.A. in the capital increase adopted by its Board of Directors dated the 12th of January 2006, in virtue of the exercising of the conversion rights corresponding to the holders of the bonds that are convertible and/or exchangeable into shares in the company, we would like to communicate that the date foreseen for the admission to trading for these shares is the 7th of February 2006.

I remain at your entire disposal for any clarifications on this matter,

Yours faithfully,

Javier Gaspar Pardo de Andrade
Secretary-Board Member of the Board of Directors
TELE PIZZA, S.A.

RELEVANT FACT NOTICE

FOODCO PASTRIES SPAIN, S.L. and its wholly owned subsidiary MEDIMOSAL, S.L. (the "**Bidders**"), in accordance with Article 82 of the Securities Market Act, by means of this document, inform the National Spanish Securities Market Commission (the "**CNMV**") of the following

RELEVANT FACT

The company CARBAL, S.A. ("**CARBAL**") issued a relevant fact notice on February 20, 2006 reporting that it was contemplating the possibility of launching a tender offer bid for the acquisition of TELE PIZZA, S.A. ("**TELE PIZZA**"), jointly with potential co-investors. Subsequent to such notice, it is reported that as of today the Bidders have filed the application and the rest of additional documentation with the CNMV in order to obtain the approval of a tender offer bid over all the shares and convertible bonds of TELE PIZZA (the "**Tender Offer**"). The Tender Offer is pending the CNMV's approval.

The Bidders are indirectly participated 50% by CARBAL and the other 50% by TORO INVESTMENT, S.à.r.l., a Luxembourg company wholly owned by funds managed by Permira Europe III G.P. Limited (the "**Permira Europe III Fund**"). Carbal is the dominant company of a group of companies which owns 54,416,106 shares of TELE PIZZA, that represent 20.532% of its share capital, and is participated by Mr. Pedro José Ballvé Lantero, Chairman of the Board of Directors of TELE PIZZA, and by Mr. Fernando Ballvé Lantero.

The object of the Tender Offer is the acquisition of 265,035,922 shares of TELE PIZZA, that represent 100% of its share capital, and of 125,296 convertible bonds of TELE PIZZA (all the issued and outstanding convertible bonds). The Tender Offer is conditioned upon the acquisition by the Bidders of shares that represent, at least, 69% of the share capital of TELE PIZZA, thus, 182,874,787 shares.

The price offered is of Euro 2.15 per share in TELE PIZZA and is payable in cash.

The price offered per convertible bond in TELE PIZZA will be the result of adding to the value of the shares underlying the convertible bonds -valued at the price of the Tender Offer - the interests accrued but unpaid from the latest interest payment date until the trade date of the Tender Offer. Taking into account that it is not possible to know when the trade date of the Tender Offer will be, the prospectus of the Tender Offer will include a formula to calculate the price offered per convertible bond in TELE PIZZA. In accordance with such formula, the minimum and maximum price to pay per convertible bond will range between Euro 21.97 and 22.18. The price shall also be payable in cash.

ING Bank N.V., London Branch and The Royal Bank of Scotland, Sucursal en España have guaranteed the payment of the maximum consideration of the Tender Offer.

CARBAL, as shareholder of TELE PIZZA and co-investor of the Tender Offer, has agreed with the Permira Funds to sell its whole stake of TELE PIZZA to the Bidders by means of: (i) a sale and purchase agreement executed today by virtue of which CARBAL sells 16,279,070 shares, that represent 6.14% of the share capital of TELE PIZZA, for a consideration of Euro

2.15 per share and subject to a condition precedent of the publishing of the positive outcome of the Tender Offer; and (ii) the acceptance of the Tender Offer regarding the remaining 38,037,036 shares, that represent 14.39% of the share capital of TELE PIZZA.

Likewise, and in order to reinforce its complete involvement with the success of the transaction, CARBAL has irrevocably undertaken with the Permira Funds to: (i) do not accept any other offer, be it competing or not, launched by third parties other than the Bidders, regardless of the consideration offered; and (ii) to exercise its voting rights in TELE PIZZA consistently with the objective of promoting the success of the Tender Offer. To obtain such objective, CARBAL has granted to the Permira Funds a purchase option over its whole (direct and indirect) stake in TELE PIZZA, which price is the same price of the Tender Offer (hence, Euro 2.15), which may be exercised until 10 January, 2007 in the event that the Tender Offer is unsuccessful because of the launching of a tender offer bid, be it competing or not, by a third party, whose price is higher than the price of the Tender Offer. In the event that the Tender Offer is unsuccessful for any other reason, the parties have agreed an undertaking of exclusivity with regard to CARBAL until 10 January 2007 and until 30 June 2007 with regard to the Permira Funds.

If the Tender Offer is successful, the Bidders intend to promote the delisting of shares in TELE PIZZA as soon as possible, fulfilling all the legal requirements and adopting the necessary corporate agreements.

In witness whereof, the above has been duly notified in Madrid, on 28 February 2006.

FOODCO PASTRIES SPAIN, S.L.
P.p.

Mr. Fernando Ballvé Lantero   Mr. Eddy Perrier

MEDIMOSAL, S.L.
P.p.

Mr. Fernando Ballvé Lantero   Mr. Eddy Perrier

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

RECEIVED
2006 DEC -5 P 1:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
2006 DEC -5 P 1:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Madrid, November 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- TELE PIZZA, S.A. communicates additional information about the relevant fact presented by the Bidding Companies on the 28th of February 2006. Dated on 04/05/2006.

EXHIBIT 2.-. On the 21st of April 2005, the European Commission has notified its decision of not opposing the concentration operation consisting of the public take-over bid formulated by the Bidding Companies for all the shares and convertible bonds in TELE PIZZA, S.A. ("TELE PIZZA"), and it declares it to be compatible with the common market and the Agreement for the creation of the European Economic Space. Dated on 04/25/2006.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

FOODCO PASTRIES SPAIN, S.L. and its completely participated subsidiary company, MEDIMOSAL, S.L., (the **"Bidding Companies"**), complying with that set forth in article 82 of the Stock Market Law, by way of this document communicates to the Stock Market Commission ("**SMC**") the following

RELEVANT FACT

On the 21st of April 2005, the European Commission has notified its decision of not opposing the concentration operation consisting of the public take-over bid formulated by the Bidding Companies for all the shares and convertible bonds in TELE PIZZA, S.A. (**"TELE PIZZA"**), and it declares it to be compatible with the common market and the Agreement for the creation of the European Economic Space. Please find attached a copy of the communication received.

This is communicated for the appropriate purposes in Madrid on the 24th of April 2006.

FOODCO PASTRIES SPAIN, S.L.
By Proxy

-------------------------------------	--
Fernando Ballvé Lantero	Eddy Perrier

MEDIMOSAL, S.L.
By Proxy

---------------------------------------	--
Fernando Ballvé Lantero	Eddy Perrier

FOODCO PASTRIES SPAIN, S.L. and its completely participated subsidiary company, MEDIMOSAL, S.L., (the **"Bidding Companies"**), complying with that set forth in article 82 of the Stock Market Law, by way of this document communicates to the Stock Market Commission ("**SMC**") the following

RELEVANT FACT

In continuation to the communication of the relevant fact presented by the Bidding Companies on the 28th of February 2006 in relation to the public take-over bid that they had formulated for all the shares and convertible bonds in TELE PIZZA, S.A. (**"TELE PIZZA"**), that is currently pending authorisation by the SMC (the **"Bid"**), it is communicated that the Bidding Companies have formalised with CARBAL, S.A. (**"CARBAL"**) the purchase, subject to the suspensive condition of the positive result of the Bid, of 38,137,036 shares in TELE PIZZA, belonging both directly and indirectly to the company, representing 14.39% of its share capital, at the price of 2.15 euros per share.

These shares, added to the 16,279,070 shares in TELE PIZZA belonging to CARBAL, representing 6.14% of the share capital, which were the object of the purchase formalised on the 28th of February 2006, subject to the same suspensive condition and at the same price of 2.15 euros per share, represent the total direct and indirect participation of CARBAL in TELE PIZZA, which rises to 54,416,106 shares representing 20.532% of the share capital.

The transmission of the aforementioned shares in TELE PIZZA by CARBAL and the payment of the price by the Bidding Companies will be carried out on the date of the settlement of the Bid.

Furthermore, the Bidding Companies have agreed to reduce the condition to which the effectiveness of the Bid was conditioned, fixing this at 129,867,602 shares in TELE PIZZA, representing 49% of the share capital in TELE PIZZA.

This is communicated for the appropriate purposes in Madrid on the 5th of April 2006.

FOODCO PASTRIES SPAIN, S.L.
By Proxy

------------------------------------	--
Fernando Ballvé Lantero	Eddy Perrier

MEDIMOSAL, S.L.
By Proxy

--------------------------------------	--
Fernando Ballvé Lantero	Eddy Perrier

RECEIVED

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, November 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- Tele Pizza S.A Board of Directors has agreed to accept the resignation presented by the Non-Board Member Secretary, Mr. Javier Gaspar Pardo de Andrade and to appoint the Board Member, Mr. Carlos Mallo Álvarez as his replacement as Secretary to the Board.Dated on 11/23/2006.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

COMMUNICATION OF RELEVANT FACT

Madrid, 23rd of November 2006

In accordance with that set forth in article 82 of the Law 24/1988, of the 28th of July, on the Stock Market, this document communicates the following relevant fact for its incorporation on the public registers of this Stock Market Commission:

In compliance with the agreements reached between Carbal S.A. and the Permira Funds made public through the Explanatory Booklet of the Public Take-Over Bid for Shares and Bonds in Telepizza, S.A., at its meeting held today, the company's Board of Directors has agreed to accept the resignation presented by the Non-Board Member Secretary, Mr. Javier Gaspar Pardo de Andrade and to appoint the Board Member, Mr. Carlos Mallo Álvarez as his replacement as Secretary to the Board.

The Board of Directors has accepted the resignation presented, it has approved the management carried out throughout his time as secretary and it thanked him for the devotion given to this task, appointing the Board's Legal Advisor as the outgoing Secretary.

This is communicated for the appropriate legal purposes.

Yours faithfully,

Signed: Javier Gaspar Pardo de Andrade
Outgoing Secretary to the Board of Directors of TELE PIZZA, S.A.

JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, November 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- Tele Pizza S.A. submits information regarding 2006 First Half Results. Dated on 08/29/2006.

EXHIBIT 2.- Tele Pizza S.A. submits information regarding 2006 year to date september Results. Dated on 10/30/2006.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director


telepizza®

2006 Y-T-D September Results

October 2006

Introduction

- The consolidated financial information presented in this document has been prepared on the basis of the International Financial Reporting Standards (IFRSs) as of to date. This refers to the information of 2006 and 2005.
- Any changes that may be introduced may have an impact on certain decisions or interpretations currently adopted for Telepizza Group for the preparation of the information contained in this document.
- The financial information regarding 2006 contained in this document has not been audited

telepizza®

Main data

	Y-T-D September 2006
TOTAL INCOME	248.51
EBITDA	43.36
NET RESULT	25.76

Figures in million euros

telepizza®

Chain sales

	Y-T-D September 2006	Y-T-D September 2005	Δ %
Spain	**271.90**	**247.21**	**10.0%**
Portugal	30.82	28.42	8.5%
Poland*	17.88	18.00	-0.7%
Chile**	16.19	12.35	31.1%
Central America	7.74	5.40	43.4%
International	**72.63**	**64.17**	**13.2%**
TOTAL SALES	**344.53**	**311.37**	**10.6%**

*Poland: Growth in local currency: -4.8%

** Chile: Growth in local currency: 20.6%

Figures in million euros

telepizza®

Profit and Loss Account

	Y-T-D September 2006	%	Y-T-D September 2005	%	Δ %
TURNOVER	232.93	100.0%	212.85	100.00%	9.4%
OTHER INCOME	15.58	6.7%	13.31	6.25%	17.1%
TOTAL INCOME	**248.51**	**106.7%**	**226.16**	**106.3%**	**9.9%**
COST OF GOODS SOLD	-67.67	-29.1%	-62.06	-29.2%	9.0%
GROSS MARGIN	**180.84**	**77.6%**	**164.10**	**77.1%**	**10.2%**
PERSONNEL COST	-77.36	-33.2%	-71.85	-33.8%	7.7%
OTHER EXPENSES	-60.12	-25.8%	-55.04	-25.9%	9.2%
EBITDA	**43.36**	**18.6%**	**37.22**	**17.5%**	**16.5%**

Figures in million euros

telepizza®

EBITDA



45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
37.22
43.36
Y-T-D September 2005
Y-T-D September 2006

Figures in million euros

telepizza®

Profit and Loss Account

	Y-T-D September 2006	%	Y-T-D September 2005	%	Δ %
EBITDA	**43.36**	**18.6%**	**37.22**	**17.5%**	**16.5%**
DEPRECIATION AND AMORTIZATION	-12.00	-5.2%	-12.38	-5.8%	-3.1%
EBIT	**31.37**	**13.5%**	**24.84**	**11.7%**	**26.3%**
FINANCIAL RESULTS	7.10	3.0%	0.39	0.2%	1704.3%
SHARE IN RESULTS FROM EQUITY ACCOUNTED COMPANIES	-0.01	0.0%	0.00	0.0%	-
OTHER GAINS AND LOSSES	-0.79	-0.3%	0.00	0.0%	-
RESULTS BEFORE TAX ON CONTINUED OPERATIONS	**37.67**	**16.2%**	**25.23**	**11.9%**	**49.3%**
INCOME TAX	-11.90	-5.1%	-7.72	-3.6%	54.1%
NET RESULTS ON CONTINUED OPERATIONS	**25.77**	**11.1%**	**17.51**	**8.2%**	**47.2%**
POST-TAX RESULTS ON DISCONTINUED OPERATIONS	-0.02	**0.0%**	-0.24	**-0.1%**	**-93.4%**
RESULT FOR THE YEAR	**25.76**	**11.1%**	**17.27**	**8.1%**	**49.1%**
RESULTS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY	**25.76**	**11.1%**	**17.27**	**8.1%**	**49.1%**

Figures in million euros

telepizza®

Stores

	September 2006	December 2005
Spain	**557**	**540**
International	**306**	**282**
Portugal	79	73
Poland	97	98
Chile	57	49
Central America *	73	62
TOTAL	**863**	**822**

* Telepizza corners in Pollo Campero Stores

telepizza®

Stores

	September 2006		December 2005	
SPAIN	557		540	
Owned Stores	228	40.9%	224	41.5%
Franchised Stores	329	59.1%	316	58.5%
INTERNATIONAL	306		282	
Owned Stores	148	48.4%	149	52.8%
Franchised Stores	158	51.6%	133	47.2%
TOTAL	863		822	
Owned Stores	376	43.6%	373	45.4%
Franchised Stores	487	56.4%	449	54.6%

telepizza®


telepizza®

2006 First Half Results

September 2006

Introduction

- The consolidated financial information presented in this document has been prepared on the basis of the International Financial Reporting Standards (IFRSs) as of to date. This refers to the information of 2006 and 2005.
- Any changes that may be introduced may have an impact on certain decisions or interpretations currently adopted for Telepizza Group for the preparation of the information contained in this document.
- The financial information regarding 2006 contained in this document has not been audited

Main data

	First Half 2006
TOTAL INCOME	165.56
EBITDA	27.39
NET RESULT	15.58

Figures in million euros

Chain sales

	First Half 2006	First Half 2005	Δ %
Spain	**180.03**	**164.53**	**9.4%**
Portugal	20.33	18.74	8.5%
Poland*	11.97	12.20	-1.9%
Chile**	10.77	7.85	37.1%
Czech Republic	0.01	0.06	-91.7%
Central America	5.00	3.31	51.3%
International	**48.07**	**42.15**	**14.0%**
TOTAL SALES	**228.09**	**206.68**	**10.4%**

*Poland: Growth in local currency: -7.7%

** Chile: Growth in local currency: 19,4%

Figures in million euros

telepizza®

Profit and Loss Account

	First Half 2006	%	First Half 2005	%	Δ %
TURNOVER	155.99	100.0%	142.01	100.00%	9.8%
OTHER INCOME	9.57	6.1%	9.19	6.47%	4.2%
TOTAL INCOME	**165.56**	**106.1%**	**151.19**	**106.5%**	**9.5%**
COST OF GOODS SOLD	-45.22	-29.0%	-41.32	-29.1%	9.5%
GROSS MARGIN	**120.34**	**77.1%**	**109.88**	**77.4%**	**9.5%**
PERSONNEL COST	-51.45	-33.0%	-47.96	-33.8%	7.3%
OTHER EXPENSES	-41.50	-26.6%	-37.04	-26.1%	12.0%
EBITDA	**27.39**	**17.6%**	**24.88**	**17.5%**	**10.1%**

Figures in million euros

telepizza®

EBITDA



30.00
25.00
20.00
15.00
10.00
5.00
0.00
24.88
27.39
First Half 2005
First Half 2006

Figures in million euros

telepizza®

Profit and Loss Account

	First Half 2006	%	First Half 2005	%	Δ %
EBITDA	**27.39**	**17.6%**	**24.88**	**17.5%**	**10.1%**
DEPRECIATION AND AMORTIZATION	-7.90	-5.1%	-8.19	-5.8%	-3.5%
EBIT	**19.49**	**12.5%**	**16.69**	**11.8%**	**16.8%**
NET RESULT FROM IMPAIRMENT TEST OF ASSET	0.00	0.0%	0.00	0.0%	-
FINANCIAL RESULTS	4.29	2.8%	-0.13	-0.1%	-
SHARE IN RESULTS FROM EQUITY ACCOUNTED COMPANIES	0.01	0.0%	0.00	0.0%	-
OTHER GAINS AND LOSSES	-0.53	-0.3%	0.00	0.0%	-
RESULTS BEFORE TAX ON CONTINUED OPERATIONS	**23.26**	**14.9%**	**16.55**	**11.7%**	**40.5%**
INCOME TAX	-7.67	-4.9%	-4.93	-3.5%	55.5%
NET RESULTS ON CONTINUED OPERATIONS	**15.60**	**10.0%**	**11.62**	**8.2%**	**34.2%**
POST-TAX RESULTS ON DISCONTINUED OPERATIONS	-0.02	**0.0%**	-0.22	**-0.2%**	-
RESULT FOR THE YEAR	**15.58**	**10.0%**	**11.41**	**8.0%**	**36.6%**
RESULTS ATTRIBUTABLE TO MINORITY INTEREST	0.00	**0.0%**	0.00	**0.0%**	-
RESULTS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY	**15.58**	**10.0%**	**11.41**	**8.0%**	**36.6%**

Figures in million euros

telepizza®

Stores

	June 2006	December 2005
Spain	**551**	**540**
International	**303**	**282**
Portugal	78	73
Poland	98	97
Chile	56	49
Czech Republic	0	1
Central America *	71	62
TOTAL	**854**	**822**

* Telepizza corners in Pollo Campero Stores


telepizza®

Stores

	June 2006		December 2005	
SPAIN	551		540	
Owned Stores	224	40.7%	224	41.5%
Franchised Stores	327	59.3%	316	58.5%
INTERNATIONAL	303		282	
Owned Stores	148	48.8%	149	52.8%
Franchised Stores	155	51.2%	133	47.2%
TOTAL	854		822	
Owned Stores	372	43.6%	373	45.4%
Franchised Stores	482	56.4%	449	54.6%

telepizza®